Exhibit 99.1

Ur-Energy Announces Quarterly Conference Call

Denver, Colorado (Marketwire – August 13, 2008) Ur-Energy Inc. (TSX:URE) (AMEX:URG)  (“Ur-Energy”) announced today its quarterly conference call will be held on August 19, 2008 at 11 a.m. Eastern Time.  Management will present the second quarter’s results as well as future objectives.  A Q&A session will follow management’s presentation.

This call is being webcast by ThomsonReuters and can be accessed at Ur-Energy’s website at www.ur-energy.com or by clicking here.

The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com.  Institutional investors can access the call via Thomson StreetEvents (www.streetevents.com), a password-protected event management site.

To participate in the Q&A session, dial in as follows:

Dial-In Number:                                             888.713.4216
Intl Dial-In Number:                                      617.213.4868
Passcode:                                               15300807

To pre-register for the event, go to:

URL:        https://www.theconferencingservice.com/prereg/key.process?key=P68YYPXTL

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility.  Ur-Energy engages in the identification, acquisition, exploration and development of uranium properties in both Canada and the United States.  Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the American Stock Exchange under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado USA and its registered office is in Manotick, Ontario Canada.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242                                                                                                                  1-720-981-4588, ext. 223
1-866-981-4588                                                                                                                 1-866-981-4588
dani.wright@ur-energyusa.com                                                                                                   bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.